Exhibit 99.1

Kamada Announces Recent Achievements with CYTOGAM® including Availability of Product Manufactured by the Company for U.S Commercial Sale and Presentation of New Clinical Data

●	Following Recent FDA Approval of Technology Transfer Process, CYTOGAM® Manufactured by Kamada at its Facility Now Available for Commercial Sales in U.S.

●	New Clinical Data Highlighting Five-year Real-world Survival Benefits of High Risk CMV Mismatch Lung Transplant Patients Receiving CYTOGAM were Presented at IDWeek 2023

●	Company Establishes Scientific Advisory Board Focused on U.S. Clinical Programs for CYTOGAM

Rehovot, Israel, and Hoboken, NJ – October 16, 2023 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced multiple recent achievements related to CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV), which is indicated for the prophylaxis of cytomegalovirus (“CMV”) disease associated with transplantation of kidney, lung, liver, pancreas and heart, and is the sole U.S. Food and Drug Administration (“FDA”) approved immunoglobulin (IgG) product for this indication. See important safety information listed below.

Kamada announced that CYTOGAM manufactured at the Company’s facility in Beit Kama, Israel, is now available for commercial sales in the U.S. This follows the recent FDA approval of the technology transfer process of CYTOGAM from its previous manufacturer, CSL Behring. The availability of Kamada-manufactured CYTOGAM in Canada is expected later this year.

The results of an investigator-initiated five-year retrospective study, consisting of 325 lung-transplant patients, evaluating the real-world use of CYTOGAM in combination with anti-viral agents for the prevention of CMV disease in high-risk CMV mismatch lung transplant recipients (CMV seronegative patients receiving a lung from a seropositive donor), conducted by senior author Fernando Torres M.D., Clinical Chief, Division of Pulmonary and Critical Care at University of Texas Southwestern Medical Center were presented at IDWeek 2023, that took place on October 11-15, 2023, in Boston, MA. Dr. Torres concludes his poster presentation by indicating that the use of a proactive multimodality CMV prophylaxis consisting of antivirals and immune augmentation with CMV immunoglobulin may improve outcomes among high-risk CMV mismatch lung transplant recipients.

“The prevention of CMV disease is an area of significant unmet medical need and a leading cause for organ rejection and severe transplantation complications,” said Amir London, Kamada’s Chief Executive Officer. “The results presented by Dr. Torres align with previously published data regarding the survival benefit of high-risk CMV mismatched lung transplant patients receiving a prophylaxis regimen that includes CYTOGAM and an antiviral vs. antiviral monotherapy. In addition, the significant milestone of launching our internal commercial manufacturing of CYTOGAM further validates our investment in this critical life-saving product, and our commitment to serving the transplant community.”

The Company recently established its first Scientific Advisory Board consisting of eight U.S. based world-renowned thought leaders in the solid organ transplantation field. The advisory board focuses on Kamada’s newly implemented U.S. clinical program for CYTOGAM including new opportunities and future research and development possibilities.

About CYTOGAM®

CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) is indicated for the prophylaxis of cytomegalovirus disease associated with the transplantation of the kidney, lung, liver, pancreas and heart. The product is the sole FDA-approved immunoglobulin (IgG) product for this indication.

Important Safety Information

CYTOGAM is contraindicated in individuals with a history of a prior severe reaction associated with the administration of this or other human immunoglobulin preparations. Persons with selective immunoglobulin A deficiency have the potential for developing antibodies to immunoglobulin A and could have anaphylactic reactions to subsequent administration of blood products that contain immunoglobulin A, including CYTOGAM.

Immune Globulin Intravenous (Human) products have been reported to be associated with renal dysfunction, acute renal failure, osmotic nephrosis and death. Patients predisposed to acute renal failure include patients with any degree of preexisting renal insufficiency, diabetes mellitus, age greater than 65, volume depletion, sepsis, paraproteinemia, or patients receiving known nephrotoxic drugs. Especially in such patients, IGIV products should be administered at the minimum concentrations available and the minimum rate of infusion practicable. Agents containing sucrose as a stabilizer (CYTOGAM contains sucrose) have been associated with reports of renal dysfunction given at daily doses of 350 mg/kg or greater.

During administration, the patient’s vital signs should be monitored continuously, and careful observation made for any symptoms throughout the infusion. Epinephrine and diphenhydramine should be available for the treatment of an acute anaphylactic reaction.

Increases in serum creatinine and blood urea nitrogen (BUN) have been observed as soon as one to two days following IGIV infusion. Progression to oliguria or anuria requiring dialysis has been observed.

Immune Globulin Intravenous (Human) products can contain blood group antibodies which may act as hemolysins and induce in vivo coating of red blood cells with immunoglobulin, causing a positive direct antiglobulin reaction and, rarely, hemolysis.

CYTOGAM is derived from human plasma. As with all plasma-derived products, the risk of transmission of infectious agents, including viruses and, theoretically, the Creutzfeldt-Jakob disease (CJD) agent, cannot be completely eliminated.

Minor reactions, such as flushing, chills, muscle cramps, back pain, fever, nausea, vomiting, arthralgia, and wheezing, were the most frequent adverse reactions observed during the clinical trials for CYTOGAM.

Please see full Prescribing Information for full prescribing details.

To report SUSPECTED ADVERSE REACTIONS, contact Kamada at pharmacovigilance@kamada.com or 1-(866)-916-0077 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and during recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA registered plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (1) the availability of Kamada-manufactured CYTOGAM in Canada is expected later this year; (2) recent scientific publication suggest that use of a proactive multimodality CMV prophylaxis consisting of antivirals and immune augmentation with CMV immunoglobulin may improve outcomes among high-risk CMV mismatch lung transplant recipients, (3) Kamada commitment to serving the transplant community; and (4) the Company’s belief of new opportunities and future research and development possibilities for CYTOGAM. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the evolving nature of the conflicts in the middle east and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, availability of sufficient raw materials required to maintain manufacturing plans, meeting the Canadian health authorities requirements for the commercial launch of CYTOGAM manufactured by the Company in Israel, continued utilization of Kamada’s Israeli manufacturing site, continuation of inbound and outbound international delivery routes, continued demand for the IgG product portfolio, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to leverage and expand its international distribution network, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory impact and potential delays associated with clinical trials, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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